SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 12)

                         Interstate Bakeries Corporation
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46072310
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

J. M. Neville, Vice President, General Counsel, and Assistant Secretary, Ralston
                                     Purina
   Company, Checkerboard Square, St. Louis, MO 63164  Telephone (314) 982-1266
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  June 11, 1999
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check  the  following  box  if  a  fee  is  being  paid with the statement [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME  OF  REPORTING  PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     Ralston  Purina  Company
     IRS  Identification  No.  43-0470580
-------------------------------------------------------------------------------

2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP

     (a)  [x]  (See  Item  2  of  Schedule  13D)
-------------------------------------------------------------------------------

3.   SEC  USE  ONLY

-------------------------------------------------------------------------------

4.   SOURCE  OF  FUNDS

     OO
-------------------------------------------------------------------------------

5.   CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
     PURSUANT  TO  ITEMS  2(d)  or  2(e)                                [    ].

-------------------------------------------------------------------------------

6.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

     Missouri
-------------------------------------------------------------------------------
  Number  of                    7.   SOLE  VOTING  POWER
  Shares  Bene-
  ficially  Owned                    30,346,154 (See Item 5 of Schedule 13D)
  by  Each  Reporting           -----------------------------------------------
  Person  With                  8.   SHARED  VOTING  POWER

                                     -0-
                                -----------------------------------------------
                                9.   SOLE  DISPOSITIVE  POWER

                                     30,346,154  (See Item 5 of Schedule 13D)

                                -----------------------------------------------

                               10.   SHARED DISPOSITIVE POWER

                                     -0-

                               -----------------------------------------------

11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     30,346,154  (See  Item  5  of  Schedule  13D)
------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                            [    ].
------------------------------------------------------------------------------

13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     43%
------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON

     CO
------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSON
     S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

     VCS  Holding  Company
     IRS  Identification  No.  43-1379066
------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [x]  (See  Item  2  of  Schedule  13D)
------------------------------------------------------------------------------

3.   SEC USE ONLY

------------------------------------------------------------------------------

4.   SOURCE OF FUNDS

     OO
------------------------------------------------------------------------------

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT  TO  ITEMS  2(d)  or  2(e)                               [    ].

------------------------------------------------------------------------------

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
------------------------------------------------------------------------------
  Number  of                    7.   SOLE  VOTING  POWER
  Shares  Bene-
  ficially  Owned                    30,346,154 (See Item 5 of Schedule 13D)
  by  Each  Reporting           ----------------------------------------------
  Person  With                  8.   SHARED VOTING POWER

                                     -0-
                                ----------------------------------------------
                                9.   SOLE  DISPOSITIVE  POWER

                                     30,346,154 (See Item 5 of Schedule 13D)
                                ----------------------------------------------
                               10.   SHARED DISPOSITIVE POWER

                                     -0-
                                ----------------------------------------------

11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     30,346,154  (See  Item  5  of  Schedule  13D)
-----------------------------------------------------------------------------

12.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                           [    ].
-----------------------------------------------------------------------------

13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

     43%
-----------------------------------------------------------------------------

14.  TYPE  OF  REPORTING  PERSON

     CO
-----------------------------------------------------------------------------

                           RALSTON PURINA COMPANY AND
                               VCS HOLDING COMPANY
                   Statement pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934
                         -------------------------------


Item  1.  Security  and  Issuer.
          ---------------------

Item  1  of  Schedule  13D  is  amended,  in  pertinent  part,  as  follows:

     This Amendment No. 12 to Schedule 13D relating to the Common Stock, par value $.01 per share, of Interstate Bakeries Corporation ("Issuer") is being filed on behalf of the undersigned to further amend the Schedule 13D which was previously filed on July 31, 1995; Amendment No. 1 thereto, which was filed on September 22, 1995; Amendment No. 2 thereto, which was filed on October 10, 1995; Amendment No. 3 thereto, which was filed on January 9, 1996; Amendment No. 4 thereto, which was filed on May 10, 1996; Amendment No. 5 thereto, which was filed on November 7, 1996; Amendment No. 6 thereto, which was filed on August 8, 1997; Amendment No. 7 thereto, which was filed on October 14, 1997; Amendment No. 8 thereto, which was filed on February 10, 1998; and Amendment No. 9 thereto, which was filed on April 7, 1998; Amendment No. 10 thereto, which was filed on April 17, 1998; Amendment No. 11 thereto, which was filed on August 6, 1998. Unless otherwise indicated, all capitalized terms used herein but not defined  herein  shall  have  the same meaning as set forth in the Schedule 13D.

Item  5.  Interest  in  Securities  of  the  Issuer.
          -----------------------------------------

     Item  5  of  Schedule  13D  is  amended,  in  pertinent  part,  as follows:

     William P. Stiritz, Chairman of the Board, beneficially owns 817,600 shares of the outstanding Common Stock of the Issuer. He has sole power to vote or direct the voting and to dispose or direct the disposition with respect to 647,600 shares. Mr. Stiritz shares with his wife, Susan Stiritz, the power to vote or direct the vote and to dispose or direct the disposition of 140,000 of such shares and shares with his son, Nick Stiritz, the power to vote or direct the vote and to dispose or direct the disposition of 30,000 of such shares. The total of 817,600 shares beneficially owned by Mr. Stiritz are derived from the shares of Common Stock previously owned by Mr. Stiritz and from shares beneficially owned as a result of the transactions set forth below:

Shares of Mr. Stiritz:
     20,000 shares sold at a price of $33.25 on November 13, 1997;
     20,000 shares sold at a price of $33.4415 on November 14, 1997; 100,000 shares acquired at a price of $21.25 on March 23, 1999; 50,000 shares acquired at a price of $21.246 on March 23, 1999; 20,000 shares acquired at a price of $21.25 on March 24, 1999; 100,000 shares acquired at a price of $21.2298 on March 25, 1999; 20,000 shares acquired at a price of $21.875 on March 29, 1999; 200,000 shares acquired at a price of $21.8748 on March 31, 1999; 5,000 shares acquired at a price of $22.625 on April 5, 1999;
     50,000 shares acquired at a price of $22.9375 on April 16, 1999; and 100,000 shares acquired at a price of $23.00 on April 19, 1999.

Shares of Mrs. Stiritz:
     100,000 shares acquired at a price of $22.716 on April 5, 1999; 30,000 shares acquired at a price of $23 on April 5, 1999; and 10,000 shares acquired at a price of $22.25 on April 9, 1999.

Shares  of  Mr.  Stiritz'  son:
     30,000  shares  acquired  at  a  price  of  $23.00  on  April  8,  1999.

The  following  information  is  provided  with  regard  to  Mr.  Stiritz's son:

     (a)          Nick  Stiritz;
     (b)         c/o Agribrands International, Inc., 9811 South Forty Drive, St.
Louis,  MO  63124;
     (c)          Student;
     (d) He has not in the last five years been convicted in a criminal proceeding;
     (e)     He has not in the last five years been party to a civil proceeding;
and
     (f)          U.S.  Citizen

Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this statement is filed on behalf of each of Ralston and VCS.


Dated:    June  11,  1999

                                        RALSTON  PURINA  COMPANY

                                        /s/  Nancy E. Hamilton
                                        Name:  Nancy E. Hamilton
                                        Title:  Vice President, Secretary
                                        and Senior Counsel

                                        VCS  HOLDING  COMPANY

                                       /s/ James M. Neville
                                       Name:  James M. Neville
                                       Title: Vice  President

                                                                      APPENDIX I


                             RALSTON PURINA COMPANY
                             ----------------------

     Set forth below with respect to each director and executive officer of Ralston Purina Company ("Ralston") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not Ralston) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of June 11, 1999. It will be updated when amendments to this
Schedule  13D  are  filed.



                               EXECUTIVE OFFICERS
                               ------------------

J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston;
     (c)  49,100.

P.  C.  Mannix:    (a)  see above; (b) Vice President of Ralston; and President,
Eveready  Battery  Company,  Inc.  (a  wholly  owned  subsidiary  of  Ralston);
     (c)  none.

W.  P.  McGinnis:    (a) see above; (b) Chief Executive Officer and President of
Ralston; and President and Chief Executive Officer, Pet Products Group (a division of Ralston);
     (c)  none.

J.  P.  Mulcahy:   (a) see above; (b) Vice President of Ralston; and Chairman of the Board and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. M. Neville: (a) see above; (b) Vice President, General Counsel and Assistant Secretary of Ralston; (c) none.

A. M. Wray: (a) see above; (b) Vice President and Controller of Ralston; (c) none.

R.  D.  Winney:    (a)  see  above;  (b)  Treasurer  of  Ralston;  (c)  none.

                                                            APPENDIX I continued


N. E. Hamilton (a) see above; (b) Vice President, Secretary and Senior Counsel of Ralston;
     (c)  none.


                                    DIRECTORS
                                    ---------


David  R.  Banks:  (a) 5111 Rogers Avenue, Suite 40A, Ft. Smith, Arkansas 92919;
(b) Chairman of the Board and Chief Executive Officer of Beverly Enterprises, Inc.; (c) none.

John H. Biggs: (a) 730 Third Avenue, New York, New York 10017; (b) Chairman of the Board, Chief Executive Officer and President of TIAA-CREF; (c) none.

Donald  Danforth,  Jr.:    (a)  Suite  330, 700 Corporate Park Drive, St. Louis,
Missouri  63105;
     (b) Chairman of the Board and Treasurer of Kennelwood Village, Inc.; (c) none.

William  H.  Danforth:   (a) Campus Box 1044, 7425 Forsyth Boulevard, Suite 262,
Clayton, Missouri 63105; (b) Chairman of the Board of Washington University; (c) none.

David C. Farrell: (a) 611 Olive Street, St. Louis, Missouri 63101; (b) Former Chairman of the Board and Chief Executive Officer of The May Department Stores Company; (c) none.

M. Darrell Ingram: (a) 44 Tiburon Drive, Austin, Texas 78738; (b) Chairman of the Board of Red Fox Environmental Services, Inc.; (c) none.

Richard A. Liddy: (a) 700 Market Street, St. Louis, MO 63101; (b) Chairman of the Board, Chief Executive Officer and President of General American Life Insurance Company;
     (c)  none

John  F.  McDonnell:    (a)  1034  South Brentwood Blvd., Suite 1840, St. Louis,
Missouri 63117-1218; (b) Former Chairman of the Board and Chief Executive Officer of McDonnell Douglas Corporation; (c) none.

W.  P.  McGinnis:    (a) see above; (b) Chief Executive Officer and President of
Ralston; and President and Chief Executive Officer, Pet Products Group (a division of Ralston);
     (c)  none.

J.  P.  Mulcahy:   (a) see above; (b) Vice President of Ralston; and Chairman of the Board and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

                                                            APPENDIX I continued


Katherine  D.  Ortega:  (a) 800 25th Street, N.W. #1003, Washington, D.C. 20037;
(b) Former Alternate Representative of the United States to the 45th General Assembly of the United Nations; (c) none.

Ronald  L.  Thompson:   (a) 513 Napoleon Road, Bowling Green, OH 43402-4822; (b)
Chairman, President and Chief Executive Officer Midwest Stamping and Manufacturing Company; (c) none.

W.  P.  Stiritz:    (a)  9811  South Forty Drive, St. Louis, MO 63124; (b) Chief
Executive Officer and President Agribrands International, Inc.(c) See Item 5.*



                               VCS HOLDING COMPANY
                               -------------------

     Set forth below with respect to each director and executive officer of VCS Holding Company ("VCS") are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not VCS) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of June 11, 1999. It will be updated when amendments to this
Schedule  13D  are  filed.


                               EXECUTIVE OFFICERS
                               ------------------

J. R. Elsesser, Chief Executive Officer and President: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) 49,100.

P.  C.  Fulweiler,  Vice  President:    (a)  222  Delaware  Avenue,  17th Floor,
Wilmington, Delaware 19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.

                                                            APPENDIX I continued

J. P. Mulcahy, Vice President: (a) see above; (b) Vice President of Ralston Purina Company; and Chairman of the Board and Chief Executive Officer, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston Purina Company); (c) none.

J.  M.  Neville,  Vice  President:    (a) see above; (b) Vice President, General
Counsel  and  Assistant  Secretary  of  Ralston  Purina  Company;  (c)  none.

T.  L.  Grosch,  Secretary:   (a) see above; (b) Deputy General Counsel, Ralston
Purina  Company;  (c)  none.

R. D. Winney:  (a) see above; (b) Treasurer of Ralston Purina Company; (c) none.


                                    DIRECTORS
                                    ---------

J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) 49,100.

P.  C.  Fulweiler:    (a)  222 Delaware Avenue, 17th Floor, Wilmington, Delaware
19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.

R. D. Winney:  (a) see above; (b) Treasurer of Ralston Purina Company; (c) none.



*Amendment No. 11 incorrectly reflected Mr. Stiritz' IBC stock holdings as
 44,500 instead of 42,600.